		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Three Months Ended March 31
	2016	2015

Income before income tax expense and equity in income of Unconsolidated Joint Ventures	$26,153	$34,763

Add back:
Fixed charges	26,643	23,263
Amortization of previously capitalized interest	611	515
Distributed income of Unconsolidated Joint Ventures	18,478	15,627

Deduct:
Capitalized interest	(6,502)	(8,672)

Earnings available for fixed charges and preferred dividends	$65,383	$65,496

Fixed charges:
Interest expense	$19,128	$13,525
Capitalized interest	6,502	8,672
Interest portion of rent expense	1,013	1,066

Total fixed charges	$26,643	$23,263

Preferred dividends	5,784	5,784

Total fixed charges and preferred dividends	$32,427	$29,047

Ratio of earnings to fixed charges and preferred dividends	2.0	2.3